Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2023

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
		June 30,	March 31,	June 30,	March
	Particulars	2023	2023	2022	31, 2023
	Income from operations
	a) Revenue	228,310	231,903	215,286	904,876
	b) Foreign exchange gains/(losses), net	(62)	990	1,034	4,472

I	Total income from operations	228,248	232,893	216,320	909,348

	Expenses
	a) Purchases of stock-in-trade	978	361	2,487	6,494
	b) Changes in inventories of finished goods and stock-in-trade	(182)	835	(346)	150
	c) Employee benefits expense	140,276	138,076	126,134	537,644
	d) Depreciation, amortization and impairment expense	7,380	8,466	7,738	33,402
	e) Sub-contracting and technical fees	26,385	28,176	29,454	115,247
	f) Facility expenses	3,452	3,693	3,299	13,492
	g) Travel	4,175	4,565	3,070	14,445
	h) Communication	1,249	1,405	1,543	5,911
	i) Legal and professional fees	2,251	2,856	3,893	13,288
	j) Software license expense for internal use	4,607	4,444	4,577	18,717
	k) Marketing and brand building	977	728	900	2,951
	l) Lifetime expected credit loss/ (write-back)	300	(604)	(22)	(604)
	m) Other expenses	1,884	2,315	1,703	8,605

II	Total expenses	193,732	195,316	184,430	769,742

III	Finance expenses	3,086	2,860	2,045	10,077
IV	Finance and other Income	6,542	5,463	3,690	18,185
V	Share of net profit/ (loss) of associates accounted for using the equity method	3	4	(15)	(57)

VI	Profit before tax [I-II-III+IV+V]	37,975	40,184	33,520	147,657

VII	Tax expense	9,115	9,249	7,931	33,992

VIII	Profit for the period [VI-VII]	28,860	30,935	25,589	113,665

IX	Total other comprehensive income for the period	2,850	720	1,739	11,095

	Total comprehensive income for the period [VIII+IX]	31,710	31,655	27,328	124,760

X	Profit for the period attributable to:
	Equity holders of the Company	28,701	30,745	25,636	113,500
	Non-controlling interests	159	190	(47)	165

		28,860	30,935	25,589	113,665

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	31,640	31,463	27,351	124,543
	Non-controlling interests	70	192	(23)	217

		31,710	31,655	27,328	124,760

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,978	10,976	10,965	10,976

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				770,188

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods is not annualized)
	Basic (in ₹)	5.23	5.61	4.69	20.73
	Diluted (in ₹)	5.12	5.60	4.67	20.68

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2023, have been approved by the Board of Directors of the Company at its meeting held on July 13, 2023. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the three months ended June 30, 2022. Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the three months ended June 30, 2022.

4.	List of subsidiaries and investments accounted for using equity method as at June 30, 2023 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Encore Theme Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	U.K.
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Em	Brazil
Informática Ltda
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt		Hungary
Felelősségű Társaság
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt

	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		U.K.raine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Middle East DMCC	United Arab
Emirates
		Rizing Pte Ltd. (3)	Singapore
		Vesta Middle East FZE	United Arab
Emirates

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn.		Malaysia
Bhd
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Ampion Pty Ltd		Australia
		Wipro Iris Holdco Pty Ltd (3)	Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		United Arab
Emirates

(3)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Rizing Management LLC		USA
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
	Synchrony Global SDN BHD		Malaysia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

Wipro Iris Holdco Pty Ltd			Australia
	Wipro Iris Bidco Pty Ltd		Australia

As at June 30, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India

Wipro Foundation	India

5.	Segment Information

Effective April 1, 2023, the Company has reorganized its segments by merging India State Run Enterprises (“ISRE”) segment as part of its APMEA SMU within IT Services segment. Comparative period segment information has been restated to give effect to this change.

The Company is now organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2023, March 31, 2023, and June 30, 2022, year ended March 31, 2023 are as follows:

	Three months ended			Year ended
Particulars	June 30, 2023	March 31, 2023	June 30, 2022	March 31, 2023
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	65,607	66,430	61,702	261,270
Americas 2	68,303	70,563	66,613	278,374
Europe	67,134	67,562	60,276	256,845
APMEA	26,510	27,207	25,783	106,812

Total of IT Services	227,554	231,762	214,374	903,301
IT Products	694	1,131	1,946	6,047

Total segment revenue	228,248	232,893	216,320	909,348

Segment result
IT Services
Americas 1	13,537	13,445	11,570	51,555
Americas 2	14,169	15,940	13,224	59,689
Europe	9,968	11,024	7,986	37,667
APMEA	2,800	3,030	2,069	10,681
Unallocated	(3,957)	(5,773)	(2,844)	(18,368)

Total of IT Services	36,517	37,666	32,005	141,224
IT Products	(161)	(59)	(55)	(176)
Reconciling Items	(1,840)	(30)	(60)	(1,442)

Total segment result	34,516	37,577	31,890	139,606

Finance expenses	(3,086)	(2,860)	(2,045)	(10,077)
Finance and Other Income	6,542	5,463	3,690	18,185
Share of net profit/ (loss) of associates accounted for using the equity method	3	4	(15)	(57)

Profit before tax	37,975	40,184	33,520	147,657

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ (62), ₹ 990 and ₹ 1,034 for the three months ended June 30, 2023, March 31, 2023, and June 30, 2022 respectively and ₹ 4,472 for the year ended March 31, 2023, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 1,887, ₹ (34) and ₹ Nil is included under Reconciling items for the three months ended June 30, 2023, March 31, 2023 and June 30, 2022, respectively and ₹ 1,355 for the year ended March 31, 2023.

e)

Effective April 1, 2023, amortization and impairment of intangibles assets arising from business combination and change in fair value of contingent consideration is included under “Unallocated” within IT Services segment. Comparative period has been restated to give effect to these changes. Accordingly, for the three months ended June 30, 2023, March 31, 2023, and June 30, 2022 and year ended March 31, 2023, ₹ 1,810, ₹ 2,607, ₹ 1,893 and ₹ 9,954 towards amortization and impairment of intangible assets, respectively, and for the three months ended June 30, 2023, March 31, 2023, and June 30, 2022 and year ended March 31, 2023, ₹ (16), ₹ (387), ₹ (86) and ₹ (1,671) towards change in fair value of contingent consideration, respectively, is included under “Unallocated” within IT Services segment.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,544, ₹ 297 and ₹ 1,445 for the three months ended June 30, 2023, March 31, 2023, and June 30, 2022 respectively and ₹ 3,958 for the year ended March 31, 2023.

6.	Buyback of equity shares

On April 27, 2023, the Board of Directors approved a proposal to Buyback up to 269,662,921 fully paid-up equity shares of ₹ 2 each (representing up to 4.91% of the number of equity shares in the paid-up equity share capital as at March 31, 2023) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 445 per equity share for an aggregate amount not exceeding ₹ 120,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot.

In accordance with the provisions of the Buyback Regulations, the Letter of offer for the Buyback was filed with SEBI on June 20, 2023, and tender period for Buyback opened on June 22, 2023, and closed on June 30, 2023. The settlement of all valid bids was completed on July 4, 2023, and the equity shares bought back were extinguished on July 7, 2023. Pursuant to the issuance of Letter of Offer, the Company has recorded a liability towards Buyback of equity shares of ₹ 120,000 and the corresponding liability for tax on Buyback of ₹ 24,978 as at June 30, 2023.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: July 13, 2023	Chairman